UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2007.

Commission File Number 0-17164

Copernic Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

PRESS RELEASE

On July 16, 2007, Copernic Inc. (the “Company”) issued a press release announcing that, with regard to the preliminary approval of the proposed settlement of the consolidated securities class action filed in the United States District Court for the Southern District of New York, which was previously announced on March 8, 2007, the Court has approved the proposed settlement following a hearing on July 9, 2007. As a result, all claims asserted in the class action against the Company and individual officer defendants have been resolved, with the exception of three shareholders who have indicated they will exclude themselves from the settlement so as to preserve rights to maintain separate actions should they elect to do so. According to the press release, the amount paid into escrow, along with any interest earned, will be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fees, and the costs of claims administration. The Press Release is attached hereto as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COPERNIC INC.
(Registrant)

Date: July 16, 2007	By:	/S/ DANIEL BERTRAND
(Signature)
Daniel Bertrand, Executive Vice-President and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated July 16, 2007.

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